UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. ___)*


Crown American Realty Trust
                                (Name of Issuer)

Common Shares of Beneficial Interest, par value $.01 per share
                         (Title of Class of Securities)

                                   228186-10-2
                                 (CUSIP Number)


             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              Rule 13d-1(b)
                              Rule 13d-1(c)
                         X    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   228186-10-2            13G             Page  2  of  10  Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
   Frank J. Pasquerilla ("FJP")

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a)
                                               (b)

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

                          5    SOLE VOTING POWER
                               1,101,039
                               (See Item 4 for explanation)
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY                  6    SHARED VOTING POWER
EACH                           0
REPORTING
PERSON
WITH                      7    SOLE DISPOSITIVE POWER
                               1,101,039
                               (See Item 4 for explanation)

                          8    SHARED DISPOSITIVE POWER
                               0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,101,039           (See Item 4 for explanation)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*                        (See Item 4 for explanation)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               approx. 4.2%

12  TYPE OF REPORTING PERSON*
    IN



CUSIP No.   228186-10-2            13G             Page  3  of  10  Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PERSONS (ENTITIES ONLY) Mark E. Pasquerilla ("MEP")

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a)
                                               (b)

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

                          5  SOLE VOTING POWER
                             121,972
                             (See Item 4 for explanation)
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY                  6  SHARED VOTING POWER
EACH                         0
REPORTING
PERSON
WITH                      7  SOLE DISPOSITIVE POWER
                             121,972
                             (See Item 4 for explanation)

                          8  SHARED DISPOSITIVE POWER
                             0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              121,972            (See Item 4 for explanation)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*                      (See Item 4 for explanation)


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              approx. .47%

12  TYPE OF REPORTING PERSON*
    IN


CUSIP No.   228186-10-2            13G             Page  4  of  10  Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PERSONS (ENTITIES ONLY) Crown Investments Trust ("CIT")

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a)
                                               (b)

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

                               5  SOLE VOTING POWER
                                  1,450,050
                                  (See Item 4 for explanation)
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY                       6  SHARED VOTING POWER
EACH                              0
REPORTING
PERSON
WITH                           7  SOLE DISPOSITIVE POWER
                                  1,450,050
                                  (See Item 4 for explanation)

                               8  SHARED DISPOSITIVE POWER
                                  0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,450,050          (See Item 4 for explanation)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*                        (See Item 4 for explanation)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              approx. 5.5%

12  TYPE OF REPORTING PERSON*
    00

Item 1(a)   Name of Issuer.

            Crown American Realty Trust (the "REIT")

Item 1(b)   Address of Issuer's Principal Executive Offices.

            Pasquerilla Plaza
            Johnstown, PA  15901

Item 2(a)   Name of Person Filing.

            Frank J. Pasquerilla ("FJP")
            Mark E. Pasquerilla ("MEP")
            Crown Investments Trust ("CIT")

Item 2(b)   Address of Principal Business Office, or if None, Residence.

            The address of the principal business office of FJP and MEP is:

            Pasquerilla Plaza
            Johnstown, PA  15901

            The address of the principal business office of CIT is:

            c/o Wilmington Trust Company
            Rodney Square North
            1100 North Market Street
            Wilmington, DE  19890

Item 2(c)   Citizenship.

            FJP and MEP:  United States
            CIT:  Delaware

Item 2(d)   Title of Class of Securities.

            Common Shares of Beneficial Interest, par value $.01 per share (the "Shares")

Item 2(e)   CUSIP No.

            228186-10-2

Item 3      Statement Filed Pursuant to Rule 13d-1(b), Rule 13d-2(b) or (c).

            None of the categories is applicable to any of the undersigned.

Item 4      Ownership.

           FJP. As calculated under Rule 13d-3, FJP would be deemed to be the beneficial owner, as of December 31, 1998 of approximately 1,101,039 Shares, or approximately 4.2% of the total Shares actually outstanding as of such date. This includes 235,558 Shares currently held by Sylvia Pasquerilla, the wife of FJP. This excludes 1,450,050 Shares as to which CIT would be deemed to be the beneficial owner (see below) and 121,972 Shares currently held by MEP (as to which FJP disclaims beneficial ownership). FJP has sole voting power and sole investment power over all Shares held by him.

           As of December 31, 1998, FJP owned 79,551 partnership units in Crown American Properties, L.P., a Delaware limited partnership ("CAP"), which partnership units generally have the same redemption rights, and subject to the same limitations, as described below with respect to CIT.

           MEP. As calculated under Rule 13d-3, MEP would be deemed to be the beneficial owner, as of December 31, 1998, of approximately 121,972 Shares, or approximately .47% of the total Shares actually outstanding as of such date. This excludes 1,450,050 Shares as to which CIT would be deemed to be the beneficial owner (see below) and 1,101,039 Shares currently held by FJP (as to which, in each case, MEP disclaims beneficial ownership). MEP has sole voting power and sole investment power over all Shares held by him.

           CIT. As calculated under Rule 13d-3, CIT would be deemed to be the beneficial owner, as of December 31, 1998, of approximately 1,450,050 Shares, or approximately 5.5% of the total Shares. This excludes 1,101,039 Shares currently held by FJP and 121,972 Shares currently held by MEP (as to which, in each case CIT disclaims beneficial ownership). CIT has sole voting power and sole investment power over all Shares held by it.

           As of December 31, 1998, CIT owned 9,876,847 partnership units in CAP, 1,786,459 of which units were held of record by its subsidiary Crown American Investments Company, a Delaware corporation.
           Pursuant to CAP's partnership agreement, CIT has the right to require CAP to redeem (a "Redemption") part or all of CIT's partnership units for a price equal to the equivalent value of the Shares (on a one-for-one basis). The obligation to redeem CIT's partnership units may be assumed by the REIT and such redemption can then be made for, at the REIT's election, either Shares (on a one-for-one basis) or the cash equivalent thereof, provided that the REIT may not pay for such redemption with Shares to the extent that it would result in CIT beneficially or constructively owning more than 9.8% (as currently in effect) of the outstanding Shares. Conversely, CIT may require the REIT to assume the obligation to pay for such redemption with Shares to the extent that CIT owns less than 9.8% of the outstanding shares.

           The redemption right may be exercised by CIT from time to time (although only once during any calendar year), in whole or in part, subject to the limitations that (i) the redemption right may not be exercised prior to the third anniversary of the consummation of the initial public offering of the Shares, (except that CIT may require the REIT to redeem a portion of its partnership interest prior to such third anniversary in exchange for Shares but only to the extent that CIT owns beneficially or constructively less than 9.8% of the REIT's outstanding Shares) and (ii) in any calendar year the redemption right may be exercised only with respect to 20% of
           (a) the partnership units in CAP held by CIT immediately after the initial public offering of the Shares plus (b) the partnership units, if any, issued to CIT in connection with the acquisition of certain properties from CIT.

           For purposes of the 9.8% ownership limitation referred to above, CIT is deemed to own Shares held by certain affiliates and related parties. As of December 31, 1998, this included the 1,101,039 Shares held by FJP, 121,972 Shares held by MEP, and currently unexercisable options to purchase 120,000 Shares held by Nicholas Pasquerilla. Nicholas Pasquerilla is the brother of FJP. Because CIT would constructively be deemed to own Shares exceeding the 9.8% ownership limitation, a Redemption (see below) cannot occur currently. It is anticipated that the Board of Trustees of the REIT will increase the 9.8% ownership limitation with respect to CIT at an upcoming meeting.

           Related Parties. CIT is a Delaware business trust the entire beneficial interest of which is owned by Crown Delaware Holding Corporation, a Delaware corporation ("CDHC"). As the holder of such entire beneficial interest, CDHC has the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares owned by CIT. All the outstanding capital stock of CDHC is owned by Crown Holding Company, a Pennsylvania corporation. The voting common stock of Crown Holding Company is owned by FJP, who holds 49%, his wife Sylvia Pasquerilla, who holds 49% and his son MEP who holds 2%. The nonvoting common stock and preferred stock of Crown Holding Company is owned by various trusts established by FJP and by members of his immediate family, including MEP, who is the President of Crown Holding Company and CDHC. FJP is the Chief Executive Officer of Crown Holding Company and CDHC.

Item 5      Ownership of Five Percent or Less of a Class.

            Inapplicable.

Item 6     Ownership of More than Five Percent on Behalf of Another Person.

           Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Inapplicable.

Item 8      Identification and Classification of Members of the Group.

            Inapplicable.

Item 9      Notice of Dissolution of Group.

            Inapplicable.

Item 10     Certification.

            Inapplicable.


                                    SIGNATURE


          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to itself is true, complete and correct.


                            /s/ Frank J. Pasquerilla
                                Frank J. Pasquerilla



                            /s/ Mark E. Pasquerilla
                                Mark E. Pasquerilla



                                CROWN INVESTMENTS TRUST



                                By /s/ Ronald Rusinak
                                       Ronald Rusinak

                                Title:   Vice President and Assistant Secretary

Dated:  February 16, 1999

                                    EXHIBIT A


                           AGREEMENT OF FILING PERSONS


          The undersigned by their signatures below agree that the foregoing
Schedule 13G as of December 31, 1998 is filed on behalf of all of the undersigned pursuant to Rule 13-f(1).



                            /s/ Frank J. Pasquerilla
                                Frank J. Pasquerilla



                            /s/ Mark E. Pasquerilla
                                Mark E. Pasquerilla



                                CROWN INVESTMENTS TRUST



                                By /s/ Ronald Rusinak
                                       Ronald Rusinak

                                Title:   Vice President and Assistant Secretary

Dated:  February 16, 1999